

07001019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION
FEB - 5 2007
WASH. D.C. 186

SEC FILE NUMBER
8- 45851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haberman Brothers

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue - 2nd Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Haberman 212-610-2675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin Koenigsberg CPA
(Name – *if individual, state last, first, middle name*)

2102 Quentin Road (Address) Brooklyn (City) New York (State) 11229 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Haberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haberman Brothers, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____
Signature

General Partmer
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HABERMAN BROTHERS

FINANCIAL STATEMENTS

DECEMBER 31, 2006

Marvin Koenigsberg
Certified Public Accountant

HABERMAN BROTHERS

FINANCIAL STATEMENTS

DECEMBER 31, 2006

INDEX

Marvin Koenigsberg

Certified Public Accountant

Marvin Koenigsberg CPA
2102 Quentin Road
Brooklyn, NY 11229
Tel (718) 645-3300 • Fax (718)645-6936
Cell (917) 282-3142

INDEPENDENT AUDITOR'S REPORT

January 31, 2007

To the Partners of
Haberman Brothers

We have audited the accompanying statement of financial condition of Haberman Brothers as of December 31, 2006 and the related statements of revenues and expenses, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haberman Brothers at December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has recurring losses and limited operating revenues, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

INDEPENDENT AUDITOR'S REPORT

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marvin Koenigsberg
Certified Public Accountant

HABERMAN BROTHERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents (Note 3)	$ 229,040
Due from clearing broker (Note 5)	70,598
Securities owned, at market (Note 7)	48,044
Securities owned, not readily marketable, at cost	4,500
Other assets	900
TOTAL ASSETS	$ 353,082

LIABILITIES AND PARTNERS' CAPITAL

Securities sold, not yet purchased, at market (Note 7)	$ 21,302
Accounts payable	23,105
Payroll taxes payable	824
TOTAL LIABILITIES	45,231
Commitments and contingent liabilities (Note 4)	-
Partners' capital	307,851
TOTAL LIABILITIES AND PARTNER'S CAPITAL	$ 353,082

The accompanying notes are an integral part of these financial statements.

HABERMAN BROTHERS

STATEMENTS OF REVENUES AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commission income	$	8,367
Rebates and other income		1,398
Trading		1,585
Interest and dividend income		13,143
Total Revenues	$	24,493
Expenses:		
Clearing fees	$	113,252
Employee compensation and benefits		64,010
Communications		29,315
Office expense		15,180
Professional fees		6,500
Regulatory fees		6,145
Interest expense		668
Other expense		5,181
Total Expenses		240,251
Net loss	$	(215,758)

The accompanying notes are an integral part of these financial statements.

HABERMAN BROTHERS

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance at January 1, 2006	$	540,177
Net loss		(215,758)
Contribution		15,000
Distribution		(31,568)
Balance at December 31, 2006	$	307,851

The accompanying notes are an integral part of these financial statements.

HABERMAN BROTHERS

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2006
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (215,758)
Changes in operating assets and liabilities:	
(Increase) in due from clearing broker	(26,712)
Decrease in securities owned, at market	48,935
(Decrease) in securities, sold, not yet purchased at market	(4,582)
Increase in accounts payable	6,578
(Decrease) in payroll taxes payable	(1,261)
Total adjustments	22,958
NET CASH USED BY OPERATING ACTIVITIES	(192,800)
CASH FLOWS FROM FINANCIAL ACTIVITIES:	
Capital contribution	15,000
Distribution to partners	(31,568)
CASH USED BY FINANCIAL ACTIVITIES:	(16,568)
NET DECREASE IN CASH	(209,368)
CASH	
Beginning of year	438,408
End of year	$ 229,040

The accompanying notes are an integral part of these financial statements.

HABERMAN BROTHERS

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Haberman Brothers (a Partnership) (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission, became a member of the National Association of Securities Dealers, Inc. in 1959 and became an associate member of the American Stock Exchange in 1988. During 2005 the Company became an ETP member of the PCX.

The Company earns commission income as a securities broker by introducing and forwarding securities transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company also trades securities for its own account.

Going Concern Consideration

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses a limited operating revenues. The Company reported a net loss of $215,758 for the year ended December 31, 2006. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2007, management of the Company intends to improve trading and reduce expenses. Additionally, management plans to contribute capital as required. There can be no assurance that management's plans, as described above, will be realized. If the Company is unable to generate sufficient revenues or raise sufficient additional, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and exceed the $ 100,000 insurable limit. The Company believes it mitigates its risk by investing in or through a major financial institution. Recoverability is dependent upon performance of the institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customer securities and commodities transactions are reporter on a settlement date basis with related commission income and expenses reported on a trade date basis.

Fair Value of Financial Instruments

The carrying value of financial instruments including due from clearing brokers, securities balances and accounts and payroll taxes payable, approximates their fair value due to the relatively short-term nature of these instruments.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash at December 31, 2006 included the following:

Commercial Paper (maturing currently)	$ 7,165
JP Morgan Money Market Fund	91,785
Prime Money Market Morgan Shares	130,090
	$ 229,040

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company utilizes office space provided by its clearing broker. The Company paid no rent for the year ending December 31, 2006.

NOTE 5 - RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December31, 2006 consist of the following:

	Receivable
Due from clearing broker	$ 70,598

NOTE 6 - PROVISION FOR STATE AND LOCAL TAXES

The Company is a Partnership and files as such with the Internal Revenue Service and state taxing authorities. The partners include the income or loss in their individual tax returns, and accordingly, no income taxes or benefits are provided for in the financial statements. The Company pays New York City unincorporated tax however due to its net loss no provision for taxes has been accrued.

NOTE 7 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, at December 31, 2006 as follows:

	Owned	Sold Not Yet Purchased
Common stock	$ 48,044	$ 21,302

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2006 these securities at estimated fair values consist of the following:

Equities	$ 4,500
	=====

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $ 100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital changes from day to day, but as of December 31, 2006 the Company had net capital of $288,038 which exceeded requirements by $188,038. The Company's net capital ratio was 0.0831 to 1.

NOTE 9 - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 10 - OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balance and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11 - GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

HABERMAN BROTHERS

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:		
Partners capital		$ 307,851
Less non-allowable assets and deductions:		
Securities owned, not readily marketable, at cost	$ 4,500	
Other assets	900	(5,400)
NET CAPITAL before haircuts		302,451
Less: Haircuts on securities		14,413
NET CAPITAL		$ 288,038
AGGREGATE INDEBTEDNESS		$ 23,929
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 1,596
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($288,038-$1000,000)		$ 188,038
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 23,929 / $ 288,038	8.31%

Marvin Koenigsberg
Certified Public Accountant

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL, as reported in Company's Part II-A Focus Report (unaudited)	$	288,038
NET CAPITAL, per audit	$	288,038

HABERMAN BROTHERS

INDEPENDENT PUBLIC AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2006

Marvin Koenigsberg CPA
2102 Quentin Road
Brooklyn, NY 11229
Tel (718) 645-3300 • Fax (718)645-6936
Cell (917) 282-3142

The Partners of
Haberman Brothers
New York, New York

In planning and performing our audit of the financial statements of Haberman Brothers (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions of that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

Marvin Koenigsberg
Certified Public Accountant

This report recognizes that it is not practicable in an organization the size of Haberman Brothers to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Partners, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

M. Koenigsberg CPA

END